QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on November 8, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Minuteman International, Inc.
(Name of Subject Company (issuer))

Minuteman International, Inc.

MMAN Acquisition Corp.

Hako-Werke International GmbH

Prof. Dr. Eckart Kottkamp
(Names of Filing Persons)

Common Stock, no par value
(Title of Class of Securities)

604540104
(CUSIP Number of Class of Securities)

Gregory J. Rau Minuteman International, Inc. 111 South Rohlwing Road Addison, Illinois 60101 Telephone: (630) 627-6900	Prof. Dr. Eckart Kottkamp Hako-Werke International GmbH Hamburger Strasse 209-239 D-23843 Bad Oldesloe, Germany Telephone: (+49) 4531/806-200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John F. Cox Jenner & Block LLP One IBM Plaza Chicago, Illinois 60611-7603 Telephone: (312) 840-7296	Patrick J. Maloney, Esq. Bell, Boyd & Lloyd LLC 70 West Madison Street, Suite 3100 Chicago, Illinois 60602 Telephone: (312) 807-4265

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3 (c)] under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$15,827,872.50	$2,005.39

*
Set forth the amount on which the filing fee is calculated and state how it was determined.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,005.39
Form or Registration No.:	Schedule 14A
Filing Party:	Minuteman International, Inc.
Date Filed:	August 5, 2004

Introduction

        This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule") is being filed by (i) Minuteman International, Inc. ("Minuteman"), an Illinois corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) Hako-Werke International GmbH ("Hako"), a limited liability entity organized under the laws of Germany, (iii) MMAN Acquisition Corp. ("Merger Sub"), an Illinois corporation wholly owned by Hako and (iv) Prof. Dr. Eckart Kottkamp, a private citizen of Germany.

        The purpose of this Amendment No. 3 to Schedule 13E-3 is to report that the Agreement and Plan of Merger, dated as of July 8, 2004, among Minuteman, Hako and Merger Sub, and the merger of Merger Sub with and into Minuteman contemplated thereby, were approved by the shareholders of Minuteman at a special meeting held on November 8, 2004, and that the merger was consummated on November 8, 2004. Pursuant to the merger agreement, each share of common stock of Merger Sub issued and outstanding immediately prior to the effectiveness of the merger was converted into and became one share of common stock of the surviving corporation. Each share of Minuteman common stock held as treasury stock or owned by Hako or any subsidiary of Hako, including Merger Sub, immediately prior to the Merger was cancelled, and no payment was made for such cancelled shares. All remaining shares of Minuteman common stock issued and outstanding immediately prior to the effectiveness of the merger were converted into the right to receive in cash from Hako an amount equal to $13.75 per share in cash (without interest), subject to any applicable withholding taxes, except for shares for which dissenters' rights under Illinois law were properly exercised. As a result of the merger, Minuteman's common stock will be delisted from The Nasdaq Stock Market and will be deregistered with the Securities and Exchange Commission.

        Minuteman previously filed with the Securities and Exchange Commission a proxy statement under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of shareholders of Minuteman at which the shareholders of Minuteman approved the merger agreement and the merger.

        A copy of the proxy statement is incorporated by reference as Exhibit (a)(3) hereto, and a copy of the merger agreement has been filed as Appendix A to the proxy statement.

        The information contained in the proxy statement, including all appendices thereto, is hereby expressly incorporated herein by reference.

Item 1. Summary Term Sheet.

        The information set forth under the caption "Summary Term Sheet" in the proxy statement is incorporated by reference.

Item 2. Subject Company Information.

(a)
Name and Address. The information set forth under the caption "Summary Term Sheet—Transaction Participants—Minuteman" of the proxy statement is incorporated by reference.

(b)
Securities. The information set forth under the caption "Information Concerning the Special Meeting—Record Date; Voting Rights" of the proxy statement is incorporated by reference.

(c)
Trading Market and Price. The information set forth under the caption "Market for Registrant's Common Equity and Related Shareholder Matters" of the proxy statement is incorporated by reference.

(d)
Dividends. The information set forth under the captions "Market for Registrant's Common Equity and Related Shareholder Matters" and "Special Factors—Plans for Minuteman After the Merger" of the proxy statement is incorporated by reference.

(e)
Prior Public Offerings. None.

(f)
Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Persons.

(a)
Name and Address. The information set forth under the captions "Summary Term Sheet—Transaction Participants"; "Current Directors and Executive Officers of Minuteman"; and "Information Concerning Hako, Merger Sub and Certain Other Persons" of the proxy statement is incorporated by reference.

(b)
Business and Background of Entities. The information set forth under the captions "Summary Term Sheet—Transaction Participants"; "Current Directors and Executive Officers of Minuteman" and "Information Concerning Hako, Merger Sub and Certain Other Persons—Hako, Merger Sub and Hako Holding" of the proxy statement is incorporated by reference.

(c)
(1)-(5)  Business and Background of Natural Persons. The information required by this item with respect to Minuteman is set forth under the caption "Current Directors and Executive Officers of Minuteman" of the proxy statement and is incorporated by reference. The information required by this item with respect to Hako and Merger Sub is set forth under the caption "Information Concerning Hako, Merger Sub and Certain Other Persons—Executive Officers and Directors of Hako, Merger Sub and Hako Holding."

Item 4. Terms of the Transaction.

(a)
(2)  Material Terms. The information set forth under the captions "Summary Term Sheet"; "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger"; "Special Factors—Consequences of the Merger"; "Material Federal Income Tax Consequences"; "Information Concerning the Special Meeting—Voting Procedures; Vote Required"; "Information Concerning the Special Meeting—Dissenters' Rights" and "The Merger Agreement" of the proxy statement is incorporated by reference.

(c)
Different Terms. The information set forth under the caption "Special Factors—Interests of Certain Persons in the Merger" of the proxy statement is incorporated by reference.

(d)
Appraisal Rights. The information set forth under the caption "Information Concerning the Special Meeting—Dissenters' Rights" of the proxy statement is incorporated by reference.

(e)
Provisions for Unaffiliated Security Holders. The information set forth under the caption "Special Factors—Provisions for Unaffiliated Securityholders" of the proxy statement is incorporated by reference.

(f)
Eligibility for Listing or Trading. None.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)
Transactions. The information set forth under the caption "Special Factors—Interests of Certain Persons in the Merger" of the proxy statement is incorporated by reference.

(b)
Significant Corporate Events. The information set forth under the caption "Special Factors—Background of the Merger"; of the proxy statement is incorporated by reference.

(c)
Negotiations or Contacts. The information set forth under the caption "Special Factors—Background of the Merger" of the proxy statement is incorporated by reference.

(e)
Agreements Involving the Subject Company's Securities. The information set forth under the captions "The Merger Agreement—Covenants of Hako—Voting of Shares" and

  "Security Ownership of Certain Beneficial Owners and Management" of the proxy statement is incorporated by reference.

Item 6. Purposes of the Transaction and Plans of Proposals.

(b)
Use of Securities Acquired. The information set forth under the caption "Special Factors—Consequences of the Merger" of the proxy statement is incorporated by reference.

(c)
(1)-(8)  Plans. The information set forth under the captions "Summary Term Sheet"; "Special Factors—Background of the Merger"; "Special Factors—Consequences of the Merger" and "Management of Minuteman Following the Merger" of the proxy statement is incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)
Purposes of the Merger. The information set forth under the captions "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger" is incorporated by reference.

(b)
Alternatives. The information set forth under the captions "Special Factors—Background of the Merger" and "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger" is incorporated by reference.

(c)
Reasons. The information set forth under the captions "Special Factors—Background of the Merger" and "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger" of the proxy statement is incorporated by reference.

(d)
Effects. The information set forth under the captions "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger"; "Special Factors—Interests of Certain Persons in the Merger"; "Special Factors—Consequences of the Merger"; "Special Factors—Advantages and Disadvantages of the Merger"; "Material Federal Income Tax Consequences" and "Information Concerning the Special Meeting—Dissenters' Rights" of the proxy statement is incorporated by reference.

Item 8. Fairness of the Transaction.

(a)
Fairness. The information set forth under the caption "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger" of the proxy statement is incorporated by reference.

(b)
Factors Considered in Determining Fairness. The information set forth under the caption "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger" of the proxy statement is incorporated by reference.

(c)
Approval of Security Holders. The information set forth under the captions "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger—Determinations and Recommendations of the Special Committee" and "Information Concerning the Special Meeting—Voting Procedures; Vote Required" of the proxy statement is incorporated by reference.

(d)
Unaffiliated Representative. The information set forth under the captions "Summary Term Sheet—The Special Committee"; "Special Factors—Background of the Merger"; and "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger—Determinations and Recommendations of the Special Committee" of the proxy statement are incorporated by reference.

(e)
Approval of Directors. The information set forth under the caption "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger—Determinations and

  Recommendations of the Board of Directors" of the proxy statement is incorporated by reference.

(f)
Other Offers. The information set forth under the caption "Special Factors—Background of the Merger" of the proxy statement is incorporated by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)
Report, Opinion, or Appraisal. The information set forth under the captions "Special Factors—Fairness Opinion of Houlihan Lokey" and "Special Factors—Valuation of Hako's Financial Advisor" of the proxy statement is incorporated by reference.

(b)
Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions "Special Factors—Fairness Opinion of Houlihan Lokey" and "Special Factors—Valuation of Hako's Financial Advisor" of the proxy statement is incorporated by reference.

(c)
Availability of Documents. The information set forth under the captions "Special Factors—Fairness Opinion of Houlihan Lokey"; "Special Factors—Valuation of Hako's Financial Advisor" and "Where You Can Find More Information" of the proxy statement is incorporated by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)
Source of Funds. The information set forth under the caption "Special Factors—Sources and Amount of Funds; Financing for the Merger" of the proxy statement is incorporated by reference.

(b)
Conditions. The information set forth under the captions "Special Factors—Sources and Amount of Funds; Financing for the Merger" and "The Merger Agreement—Financing" of the proxy statement is incorporated by reference.

(c)
Expenses. The information set forth under the caption "Special Factors—Fees and Expenses" of the proxy statement is incorporated by reference.

(d)
Borrowed Funds. The information set forth under the caption "Special Factors—Sources and Amount of Funds; Financing for the Merger" of the proxy statement is incorporated by reference.

Item 11. Interest in Securities of the Subject Company.

(a)
Securities Ownership. The information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Information Concerning Hako, Merger Sub and Certain Other Persons" of the proxy statement is incorporated by reference.

(b)
Securities Transactions. The information set forth under the captions "Certain Transactions in Minuteman Common Stock" and "Information Concerning Hako, Merger Sub and Certain Other Persons" of the proxy statement is incorporated by reference.

Item 12. The Solicitation or Recommendation.

(d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions "The Merger Agreement—Covenants of Hako—Voting of Shares" and "Security Ownership of Certain Beneficial Owners and Management" of the proxy statement is incorporated by reference.

(e)
Recommendation of Others. The information set forth under the captions "Special Factors—Background of the Merger"; "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger" of the proxy statement is incorporated by reference.

Item 13. Financial Information.

(a)
Financial Information. The information set forth under the captions entitled "Selected Financial Data" and "Where You Can Find More Information" of the proxy statement, including Item 8, "Financial Statements and Supplementary Data" contained in Minuteman's most recent Annual Report on Form 10-K, attached as Appendix D to the proxy statement, and Part I, Item 1 "Condensed Consolidated Financial Statements" of Minuteman's most recent Quarterly Report on Form 10-Q, attached as Exhibit E to the proxy statement, is incorporated by reference.

(b)
Pro Forma Information. No pro forma information to the proposed merger is provided because the filing persons do not believe such information is material to the shareholders in evaluating the proposed merger because (i) the proposed merger consideration is all cash and (ii) if the proposed merger is completed, the common stock of Minuteman will cease to be publicly traded.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations. The information set forth under the captions "Information Concerning the Special Meeting—Proxy Solicitation" and "Special Factors—Fees and Expenses" of the Proxy Statement is incorporated by reference.

(b)
Solicitations or Recommendations. The information set forth under the captions "Information Concerning the Special Meeting—Proxy Solicitation" and "Special Factors—Fees and Expenses" of the Proxy Statement is incorporated by reference.

Item 15. Additional Information.

(b)
Other Information. None.

Item 16. Exhibits.

(a)
(1)  Press release, dated April 5, 2004, of Minuteman announcing a going private proposal by its majority shareholder, Hako, incorporated by reference to Minuteman's Schedule TO filed by Minuteman on April 5, 2004.

(a)
(2)  Press release, dated July 8, 2004, announcing Minuteman's entry into a definitive merger agreement with Hako, incorporated by reference to the Schedule 14A filed by Minuteman on July 9, 2004.

(a)
(3)  Definitive Proxy Statement, incorporated by reference to the Schedule 14A filed by Minuteman on October 7, 2004.

(b)
(1)  Loan Agreement dated as of November 18, 1998 between Minuteman and LaSalle National Bank (incorporated by reference to Exhibit 10.1 of Minuteman's Form 8-K filed by Minuteman on December 8, 1998).

(b)
(2)  Eighth Amendment to Loan Agreement dated as of July 8, 2004 by and between LaSalle Bank National Association and Minuteman.

(b)
(3)  Letter Agreement, dated January 26, 2004, from Deutsche Bank AG to Hako, accepted February 9, 2004.

(b)
(4)  Letter Agreement, dated July 22, 2004, from Deutsche Bank AG to Hako Holding GmbH & Co. KG, accepted July 23, 2004.

(b)
(5)  Letter of Confirmation, dated July 22, 2004, from Deutsche Bank AG to Hako Holding GmbH & Co. KG.

(c)
(1)  Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated July 7, 2004, included as Appendix B to the Definitive Proxy Statement, which is filed herewith as Exhibit (a)(3).

(c)
(2)  Materials prepared by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. and presented to the Special Committee and the Board of Directors of Minuteman on July 7, 2004.

(c)
(3)  Materials prepared by Marshall & Stevens Incorporated and presented to Hako on March 19, 2004.

(c)
(4)  Materials prepared by Marshall & Stevens Incorporated and presented to Hako on May 28, 2004.

(d)
(1)  Agreement and Plan of Merger by and among Hako, Minuteman and Merger Sub dated as of July 8, 2004, included as Appendix A to the Definitive Proxy Statement, which is filed herewith as Exhibit (a)(3).

(f)
The information set forth the Definitive Proxy Statement, which is filed herewith as Exhibit (a)(3), under the caption "Information Concerning the Special Meeting—Dissenters' Rights."

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINUTEMAN INTERNATIONAL, INC.
By:	/s/ GREGORY J. RAU
Name:	Gregory J. Rau
Title:	President and Chief Executive Officer
HAKO-WERKE INTERNATIONAL GMBH
By:	/s/ ECKART KOTTKAMP
Name:	Eckart Kottkamp
Title:	Executive Director
MMAN ACQUISITION CORP.
By:	/s/ ECKART KOTTKAMP
Name:	Eckart Kottkamp
Title:	President
/s/ PROF. DR. ECKART KOTTKAMP Prof. Dr. Eckart Kottkamp

QuickLinks

Introduction
Signature